Amendment No. 1 to Investment Sub-Advisory Agreement

AMENDMENT effective as of the 26th day of April 2018 to the Investment Sub-Advisory Agreement dated June 15, 2015 (the “Agreement”) between Aspiriant, LLC and Nuveen Asset Management, LLC with respect to Aspiriant Trust.

WHEREAS, the parties desire to revise Schedule A to the Agreement to reflect changes to the fee schedule;

NOW, THEREFORE, the parties hereto agree to amend the Agreement by deleting the existing Schedule A in its entirety and replacing it with the following:

SCHEDULE A

Fund	Sub-Advisory Fee

AGREED AND ACCEPTED:

ASPIRIANT, LLC		NUVEEN ASSET MANAGEMENT, LLC

By:	/s/ Robert J. Francais	By:	/s/ Stuart J. Cohen

Name:	Robert J. Francais	Name:	Stuart J. Cohen

Title:	Chief Executive Officer of Aspiriant, LLC	Title:	Managing Director & Head of Legal of Nuveen Asset Management, LLC